October 25, 2024

Larry Wong
Chief Executive Officer
OFA Group
Unit B, 16/F, Easy Tower
609 Tai Nan West Street
Cheung Sha Wan, Hong Kong

       Re: OFA Group
           Draft Registration Statement on Form F-1
           Submitted September 27, 2024
           CIK No. 0002036307
Dear Larry Wong:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure that you believe there are significant legal and operational risks associated with being based in or having the majority of operations in Hong
       Kong. Please revise to disclose that there are significant legal and operational risks associated with being based in or having the majority of operations in Hong Kong, and that the legal and operational risks that would be associated with having operations in China also apply to your operations in Hong Kong. Also provide a cross reference to individual risk factors associated with your corporate structure.
 October 25, 2024
Page 2

2. Please revise to discuss the applicable laws and regulations in Hong Kong, such as enforceability of civil liabilities in Hong Kong and China's Enterprise Tax Law.
       Disclose on the cover page how regulatory actions related to data security or anti-
       monopoly concerns in Hong Kong have or may impact the company   s
ability to
       conduct its business, accept foreign investment or list on a U.S./foreign exchange.
Our Corporate History and Structure, page 1

3. Please revise to clarify which entity investors are purchasing an interest in, and to discuss the uncertainties regarding your corporate structure. Risks Related to Doing Business in Hong Kong, page 3

4. In your summary of risk factors relating to doing business in Hong Kong, disclose the risks that your corporate structure and being based in or having the majority of the
       company   s operations in Hong Kong poses to investors. In particular, describe the
       significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China and how that relates to your operations in Hong Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each summary risk factor, provide a cross-reference to the relevant individual detailed risk factor.
Implications of Being a Holding Company, page 4

5. We note your disclosure regarding the transfer of cash throughout your organization.
       Please revise to quantify dividends or distributions made to U.S. investors, the source, and their tax consequences, and if there have been none, please affirmatively state so.
       Also revise to provide cross-references to the consolidated financial statements.
Recent Regulatory Development in the PRC, page 6

6. We note your disclosure that it is the view of your Hong Kong legal counsel that you, as an exempted company incorporated under the laws of the Cayman Islands, are not required under any Hong Kong statutory or legal requirements to obtain permissions or pre-approvals from any Hong Kong authorities in connection with your proposed issuance of ordinary shares to foreign investors or listing on the Nasdaq. As this statement covers only your Cayman Islands entity and speaks only to offering securities to foreign investors, please expand the disclosure to address your operating subsidiary in Hong Kong as well as any permissions or approvals necessary to operate your business. In this regard, please disclose each permission or approval that you or
 October 25, 2024
Page 3

       your subsidiary are required to obtain from Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please state whether you have relied on the opinion of counsel as the basis for your conclusions, and, if so, name counsel and state that it is counsel's opinion, and file the consent of counsel as an exhibit.
7. You state here and elsewhere in the registration statement that you believe you are not subject to permission requirements from the PRC authorities, including the CRSC and
       CAC, to approve your operations and offer your securities to foreign investors. Please revise to address both you and your operating subsidiary, and ensure that your operating subsidiary is covered in related disclosure throughout where you discuss the application of the CRSC and CAC permissions and approvals. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you or your subsidiary do not need any permissions and approvals from PRC authorities to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. If you did rely on the opinion of counsel, please name counsel here and file the consent of counsel as an exhibit.
Risk Factors, page 12

8.     Given the Chinese government   s significant oversight and discretion
over the conduct
       and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the
       Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.
9. Given that the growth of your business appears to be dependent upon your use of artificial intelligence and machine learning, please provide a risk factor that substantially elaborates upon the risks artificial intelligence entails, such as risks to your operations, including loss of revenues, reputation and brand if the output from your solutions is deemed to be inaccurate or questionable.
Continuing inflation, rising or continued high interest rates..., page 15

10. You note that the effect of inflation on your financial condition over the past few years has been generally minor. However, your disclosure on page 42 indicates that your revenues decreased 51.73% year over year largely due to the economic recession in Hong Kong resulting from increased inflationary pressures. Given the apparent impact of inflation on your results of operations, please update your risk factor to specifically identify the types of inflationary pressures you are facing and the specific impacts on your business and results of operations. Also identify actions planned or taken, if any, to mitigate inflationary pressures.
 October 25, 2024
Page 4
We depend on a few major customers..., page 17

11. You disclose that three major customers account for a significant portion of your revenue. To the extent that any of these customers are material to your financial condition, please identify these customers and provide enough detail so that investors understand your dependence on such customers.
We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings..., page 23

12. Please revise to explain how the greater oversight by the CAC impacts your business and your offering and to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date. Enforceability of Civil Liabilities, page 38

13. Please revise this section to disclose the identity(ies) of the director(s) located in Hong
       Kong, and include a discussion regarding if and how an investor can enforce judgements/liabilities against these individuals, and include a risk factor discussing these risks.
Business, page 50

14. We note your disclosure here and throughout the prospectus regarding your intended
       use of AI, and how you are commited to   revolutionizing    the
architechtual industry
       by integrating AI technology. Please provide your definition of "artificial intelligence"
       in the context of your business and explain how it is used in your business and whether it differs from simple algorithmic code that auomates processes. Explain whether your use of Houzz's advanced AI tools is unique to your business or if it is available to any company which subscribes to such AI tools. Please also explain how you will monetize the use of AI and offer a subscription-based model for AI tools, as it appears that the use of Houzz's AI application is for your internal use, including use by your designers and contractors. Clarify whether you currently use AI tools in your business and to what extent. If they are not part of your current business, disclose when you plan to incorporate Houzz AI or any other AI into your business. In this regard, clarify your statement on page 55 that you "will develop" your own AI-driven platform "launched in July 2024," as it is unclear if you have launched, or instead expect to develop and launch, such a platform. Please also provide support and/or examples for how you will "revolutionize" the industry by integrating AI technology.
       Make conforming revisions throughout the prospectus, as appropriate.
15. We note the discussion of your use of Houzz and that you are in the early stages of collaborating with Houzz to co-develop a localized tailored version for the Chinese market. Please provide a more detailed discussion regarding the nature of the collaboration with Houzz and the current status of the collaboration.
State
       affirmatively if there are any agreements with Houzz in place relating to the collaboration. If so, disclose the material terms of such agreement(s), including the obligations of both your and Houzz under the agreement(s) and file the agreement(s)
       as an exhibit(s) to the registration statement, or tell us why you do not believe you are required to do so. Please also disclose the nature of your expected involvement in the
 October 25, 2024
Page 5

       platform once the Chinese version is developed.
Our Industry, page 51

16. Where you discuss the market size of the interior design and architectural services industry, please disclose your market share in this industry, if known. Strong Relationships and High Client Satisfaction, page 54

17. You disclose that you currently have 50 long-term and return customers generating approximately $10 million in annual revenue. Please explain given that your annual revenue for both 2023 and 2024 is significantly less than $10 million. Our Strategies, page 55

18. Where you discuss your use of a third party AI tool for design and project management, please identify the tool.
Regulation, page 66

19. Please revise here, and elsewhere as appropriate, to discuss the current state of artificial intelligence regulation within all of your current markets, the potential for new laws or rules, and the known or projected impact of such regulation upon your operations. Also include an applicable risk factor discussion.
20. Revise to disclose the material effects the various government regulations you discuss here have on your business. See Item 4.B.8. of Form 20-F.
Revenue Recognition, page F-13

21. Please tell us how you considered providing disaggregated revenue disclosures pursuant to ASC 606-10-50-5 and revenue information about your products required by ASC 280-10-50-40 or revise accordingly.
Note 8. Lease, page F-21

22. Please disclose the components of your lease expense and cash paid for amounts included in the measurement of lease liabilities. Refer to ASC
842-20-50-4.
General

23. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
24. You disclose on the registration statement cover page that the prospectus also relates to the public offering of an aggregate of 1,900,000 ordinary shares which may be sold from time to time by the selling shareholders named in the prospectus. Given that the securities offered in your primary and resale offerings are being offered pursuant to two different plans of distribution and at different pricing please tell us why you are including the resale offering in the same prospectus as your underwritten primary offering rather than as two, separate prospectuses within the same registration statement. Please also advise us as to how you will inform investors whether they will
 October 25, 2024
Page 6

       be investing in the primary offering by the company, in which case the company would receive the proceeds, or in the resale offering.
       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Lijia Sanchez